SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE l3D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

BIOSPHERE MEDICAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09066V 10 3
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue	1251 Avenue of the Americas, 18th Floor
22nd Floor	New York, NY 10020
New York, New York 10171	(973) 597-2424
(212) 891-2100

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

September 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 09066V 10 3

1)	Names of Reporting Persons/I.R.S. Identification Nos. of
Above Persons (entities only):
Stephen Feinberg

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3)	SEC Use Only

4)	Source of Funds (See Instructions): WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6)	Citizenship or Place of Organization: United States

Number of	7)	Sole Voting Power:	0*
Shares Beneficially	8)	Shared Voting Power:	*
Owned by
Each Reporting	9)	Sole Dispositive Power:	0*
Person With:	10)	Shared Dispositive Power:	*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	0*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13)	Percent of Class Represented by Amount in Row (11):	0%*

14)	Type of Reporting Person (See Instructions):	IA, IN

*As of the date hereof, Cerberus Partners, L.P. (“Partners”), Cerberus International, Ltd. (“International”), and Stephen Feinberg, as an individual, hold no shares of common stock, par value $0.01 per share (the “Common Shares”) of BioSphere Medical, Inc. (the “Company”) and no shares of Series A Preferred Stock, par value $0.01 per share (the “Preferred Shares”) of the Company.  Prior to the transactions described herein, Mr. Feinberg, through one or more intermediate entities, possessed the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Partners and International.  As a result of the consummation of the transactions described herein, as of September 10, 2010, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg ceased to beneficially own any interest in the Company.  Mr. Feinberg’s interest in the securities of the Company reported herein held by Partners and International was limited to the extent of his pecuniary interest in Partners and International, if any.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on April 19, 2001, Amendment No. 1 to the Schedule 13D filed with the SEC by Mr. Feinberg on July 11, 2001 (“Amendment No. 1”), Amendment No. 2 filed with the SEC by Mr. Feinberg on November 22, 2004 (“Amendment No. 2”), Amendment No. 3 filed with the SEC by Mr. Feinberg on May 17, 2010 (“Amendment No. 3”), and Amendment No. 4 filed with the SEC by Mr. Feinberg on June 3, 2010 (“Amendment No. 4”).  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, or Amendment No. 4.  Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No.4, unless otherwise defined herein.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraph at the end of the existing Item 4:

On September 3, 2010, pursuant to the terms of the Certificate of Designations, Preferences and Rights of Series A Preferred Stock of the Company, as amended (the “Certificate of Designations”), Partners and International collectively converted 4,816 Preferred Shares into 1,204,00 Common Shares for the conversion price set forth in the Certificate of Designations.  As of September 3, 2010, Partners and International no longer held any Preferred Stock.  The description of the Certificate of Designations set forth herein is qualified in its entirety by reference to the complete Certificate of Designations and the amendment thereto, which are incorporated by reference herein as Exhibits 3 and 8 hereto.

On September 10, 2010, as a result of the Merger, the 2,763,268 Common Shares collectively held by Partners, International, and Mr. Feinberg were exchanged for a cash payment of $4.38 per share.  As of September 10, 2010, Partners, International, and Mr. Feinberg no longer held any Common Shares. The description of the Merger Agreement set forth herein is qualified in its entirety by reference to the complete Merger Agreement, which is incorporated by reference herein as Exhibit 5 hereto.

Item 7.                      Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

8.  Amendment No. 1 to the Certificate of Designations, Preferences and Rights of Series A Preferred Stock of Biosphere Medical, Inc. (incorporated by reference from Exhibit 4.1 to the Form 8-K filed by Biosphere Medical, Inc. on May 23, 2005).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

September 14, 2010

/s/ Stephen Feinberg

Stephen Feinberg, individually and in his capacity as a senior managing director of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., and as a senior managing director of Partridge Hill Overseas Management, LLC, the investment manager of Cerberus International, Ltd.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).